SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2005

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SUBMISSION OF BUSINESS OPERATION PLANS FOR FISCAL YEAR ENDING MARCH 31, 2006

On March 1, 2005, the registrant and its wholly-owned subsidiaries, NTT East Corporation (“NTT East”) and NTT West Corporation (“NTT West”), announced that they have submitted their business operation plans for the fiscal year ending March 31, 2006 (collectively, the “Plans”) to the Minister for Internal Affairs and Communications. Attached hereto are the press releases and the Plans. The financial information included in the Plans was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant’s Annual Report on Form 20-F for the fiscal year ended March 31, 2004, which information was prepared on the basis of accounting principles generally accepted in the United States.

The Plans contained in the attachment contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Plans as actually implemented or actual results of the registrant, NTT East and NTT West to differ materially from those set forth in the Plans.

The Plans are based on series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant, NTT East and NTT West in light of information currently available to them regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the registrant’s and the subsidiaries’ future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new business, and other changes in circumstances that could cause actual results to differ materially from these forecasts.

No assurance can be given that the Plans as ultimately implemented, or the actual results of the registrant, NTT East and NTT West will not vary significantly from the projected results set forth in the Plans.

The attached press releases and the Plans are a translation of the Japanese originals. The Japanese originals are authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Department IV

Date: March 1, 2005

March 1, 2005

For Immediate Release

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2006

Nippon Telegraph and Telephone Corporation (NTT) today submitted its business operation plan for the fiscal year ending March 31, 2006 to the Minister for Internal Affairs and Communications for approval.

For more information, please contact:

Department I

Nippon Telegraph and Telephone Corporation

Tel: +81-3-5205-5153

E-mail: jigyou@hco.ntt.co.jp

Business Operation Plan for Fiscal Year Ending March 31, 2006

In the building of an advanced information and telecommunications network society, information and communications are expected to make a substantial contribution to invigorating and raising the efficiency of socioeconomic activities, enhancing lifestyle convenience, and so on. Today, the public and private sectors in Japan are working together to make such a society a reality. The information and telecommunications market has been changing dramatically with the intensification of competition resulting from the rapid expansion of broadband services, the diversification and upgrading of mobile phone services, and the launch of fixed telephone services by new common carriers that use dry copper lines (unused telephone lines).

To help ensure that universal services are maintained amid this information and communications environment, NTT intends to provide all necessary advice, mediation, and other assistance to Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation (“the regional companies”). It will also endeavor to promote research and development in telecommunications technology in order to respond to society’s requirements for the development of an advanced information and telecommunications network society.

In addition, NTT intends to foster active Group management for the sound development of the entire Group based on the NTT Group’s Medium-Term Management Strategy issued in November 2004 as a step to realize its “Vision for a New Optical Generation.”

In the management of business operations for the fiscal year ending March 31, 2006, NTT will aim to improve the management efficiency of its Group operations, including those of the regional companies; to develop new businesses for enhancing the information-sharing industry, including expanding the ubiquitous broadband market; and to continue to strengthen research and development that will contribute to the advancement of telecommunications. In this way, NTT will seek to ensure the stable development of Group operations in the future, and to return the fruits of these efforts to customers, shareholders, and the community at large.

Based on this thinking, under the business operation plan for the fiscal year ending March 31, 2006, NTT will conduct its business management by giving priority to the following activities, and will do so in a flexible manner so as to respond to changes in the operating environment.

1. Advice, Mediation, etc.

For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services. These will include planning and coordination relating to the quality and upgrading of telecommunications networks, deployment of control and coordination capabilities when natural disasters and other emergencies occur, efficient fund-raising, and formulation of policies for materials procurement. NTT will also exercise its shareholder rights, as necessary, in order to assure the smooth flow of dividends to shareholders.

For all NTT Group companies, including the regional companies, NTT’s activities will include management support for such operations as business expansion and provision of assistance with the development of the human resources that form the core of the NTT Group. NTT will also use its combined strengths to actively build the ubiquitous broadband market to help achieve the e-Japan Strategy and the u-Japan Initiative, and will strive to increase corporate value and achieve sustained growth.

2. Promotion of Basic Research and Development

One prerequisite for responding to the social requirements for the formation of an advanced information and telecommunications network society is the harmonious and coordinated development of network-based technologies, technologies that provide the basis for new services and applications, and advanced and basic technologies in general. NTT will conduct research and development activities to realize “a communication environment where entities such as people and objects are interactively connected by broadband and ubiquitous networks anytime, anywhere and with anyone or anything, and people enjoy superb usability that is secure, reliable, and simple.”

In conjunction with these efforts, NTT will continue to actively disseminate the results of its research and development and conduct active technology exchanges with institutions both within Japan and overseas, including ongoing contributions to standardization activities, industry standardization of research and development results, and research and development in collaboration with other research institutions.

To ensure the continuous execution of this basic research and development, NTT will seek to further increase research efficiency, and research costs will be borne by the regional companies and other NTT Group companies, which in turn will benefit from these efforts.

Specifically, priority will be given to the following areas in NTT’s research and development activities:

(1) Infrastructure-related research and development

To build a safe, secure, and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephone services and from metal wire systems to optical fiber as defined as one of the management objectives of the NTT Group’s Medium-Term Management Strategy, NTT will promote research and development in the sphere of base network technologies, including technologies for configuring economical and diverse access networks, technologies for building networks that can cope flexibly with diverse network services, node architecture technology, optical multiplexing technology, and next-generation IP network technologies. At the same time, NTT will pursue basic research in the field of operating systems to improve the reliability of telecommunications networks and the quality of customer services. Additionally, considering the sharp increase in energy consumption accompanying the development of the advanced information and telecommunications network society, NTT will promote research and development on reducing electric power consumption and on other measures to promote the preservation of the global environment.

(2) User-related research and development

NTT will pursue research and development activities on infrastructure for providing customers with diverse telecommunications services, including e-commerce, contents sharing, and community collaboration with a view to using sophisticated telecommunications networks to realize an advanced information and telecommunications network society in which the electronic exchange of information, goods, and currencies among people, corporations, and objects is further enhanced. Specifically, this will include research and development in such areas as security technologies to secure information and communications; e-commerce-related technologies for billing, validation, and authentication; information-distribution technologies that can cope flexibly with diverse network environments; media-processing technologies, such as those for the compression, recognition, and sharing of graphic and voice data; multimedia database technologies for the storage and search of a variety of media; and user interface technologies for the achievement of seamless services that are more convenient and beneficial to everyone.

(3) Research and development in basic technologies

NTT will devote its efforts to the creation of a photonic network that makes it possible to achieve ultra high-speed, ultra high-volume terabit and petabit-level communications, in preparation for an age in which massive volumes of digital information circulate through networks with a view to securing leadership in the basic and advanced technologies that will underpin the future of telecommunications, and to contribute to the inventive enhancement and development of telecommunications in Japan. To this end, NTT will pursue research and development activities on ultra high-density wavelength division multiplexing and other new optical communications technologies as well as optical amplification, optical wavelength multiplexers and demultiplexers, optoelectronic fusion devices, and other new optical components technologies. NTT will also pursue research in such areas as nanotechnology, which seeks to realize the potentials of new materials with unique characteristics, and Communications Science, which explores new possibilities in communications. This will be combined with research on innovative new principles and new concepts for the next generation.

The following tables present an overview of the capital investment plan for all of these activities.

Table

Capital Investment Plan for Fiscal Year Ending March 31, 2006

(billions of yen)

Item	Investment Required
1. R&D Facilities	15
2. Other Facilities	6

Total	21

Attachment 1

Revenues and Expenses Plan for

Fiscal Year Ending March 31, 2006

	(billions of yen	)

Item	Amount
Revenues
Operating Revenues	308	(Note)
Non-Operating Revenues	64

Total Revenues	372

Expenses
Operating Expenses	169
Non-Operating Expenses	58

Total Expenses	227

Recurring Profit	145

Note:	This includes basic research and development revenue and other revenues together totaling 142 billion yen, and NTT Group management revenue of 20 billion yen.

Attachment 2

Sources and Applications of Funds Plan for

Fiscal Year Ending March 31, 2006

	(billions of yen	)

Item	Amount
Sources:

Operational:	352
Operating Revenues	288
Non-Operating Revenues	64
Financial:	788
Long-Term Loans and Bonds	362
Other Financial Income	426
Estimated Consumption Tax Receipts	9
Brought Forward from Previous Fiscal Year	89

Total	1,238

Applications:

Operational:	197
Operating Expenses	143
Non-Operating Expenses	54
Financial:	875
Capital Investments for Property, Plants, and Equipment	21
Other Financial Expenses	854
Account Settlement Expenses	112
Provisional Consumption Tax Payments	6
Carry Forward to Following Fiscal Year	48

Total	1,238

March 1, 2005
Nippon Telegraph and Telephone Corporation (NTT)

Summary of Business Operation Plan for

Fiscal Year Ending March 31, 2006

1. Basic Philosophy of Business Operation Plan for Fiscal Year Ending March 31, 2006

-	NTT intends to foster active Group management for the sound development of the entire Group based on the NTT Group’s Medium-Term Management Strategy.

(1) Advice, Mediation, etc.

a.	For the regional companies, NTT will provide all necessary advice, mediation, etc. to ensure the maintenance of high-quality and stable universal services.

b.	For all NTT Group companies, NTT will support for such operations as business expansion, use the combined strengths of NTT to actively build the ubiquitous broadband market to help achieve the e-Japan Strategy and the u-Japan Initiative, and strive to increase corporate value and achieve sustained growth.

(2) Promotion of Basic Research and Development

To build a safe, secure, and convenient communications network environment and broadband access infrastructure, while achieving a seamless migration from fixed line to IP telephone services and from metal wire systems to optical fiber as defined as one of the management objectives of the NTT Group’s Medium-Term Management Strategy, NTT will actively promote research and development in the sphere of infrastructure- and user-related basic technologies, as well as advanced and basic technologies in order to respond to society’s requirements for the development of an advanced information and telecommunications network society.

2. Capital Investment Plan for Fiscal Year Ending March 31, 2006

	(billions of yen)

Item	Investment Required
1. R&D Facilities	15	2*
Including: Infrastructure Experiment and Research Facilities	10	4*
2. Other Facilities	6	0*

Total	21	2*

*	Change from the previous forecasts announced November 10, 2004

3. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2006 (Attachment)

	(billions of yen)

Item	Amount
Total Revenues	372	(25)*
Operating Revenues	308	(20)*
Revenues from Basic Research and Development, License of Research Results and Other Sources	148	(15)*
NTT Group Management Revenue	20	(1)*
Dividend Received	140	(4)*
Non-Operating Revenues	64	(5)*

Total Expenses	227	(20)*
Operating Expenses	169	(16)*
Non-Operating Expenses	58	(4)*

Recurring Profit	145	(5)*

*	Change from the previous forecasts announced November 10, 2004

4. Sources and Applications of Funds Plan for Fiscal Year Ending March 31, 2006 (Attachment)

(billions of yen)
Item	Amount
Sources:	1,238
Including: Long-Term Loans and Bonds	362

Applications:	1,238
Including: Repayment of Long-Term Loans and Bonds	418

March 1, 2005

Submission for Approval of Business Operation Plan for

Fiscal Year Ending March 31, 2006

Nippon Telegraph and Telephone East Corporation (NTT East) today submitted its business operation plan for the fiscal year ending March 31, 2006 to the Minister for Internal Affairs and Communications for approval.

Information and communications are expected to contribute enormously to invigorating and enhancing the efficiency of socioeconomic activities, creating new industries, and improving the living environment of citizens in order to achieve the aim of the u-Japan Initiative: a ubiquitous network society. Moreover, as needs grow steadily more sophisticated, diverse, and global in character, the very structure of the information and telecommunications market is undergoing dramatic change, characterized by surging demand for mobile and Internet communications. The regional telecommunications market has also ushered in an era of rapid structural change and full-fledged competition. In the fixed telephone field, competition has intensified with the launch of fixed telephone services by new common carriers that use dry copper lines. In the field of broadband communications, charges for Internet access have also been falling with the expansion of demand and the heightening of competition, and the use of IP telephones has been spreading rapidly not only in the corporate market but also the household market.

Amidst such a difficult and sharply fluctuating operating environment, Nippon Telegraph and Telephone East Corporation (NTT East) will continue to strive to provide high-quality, stable universal services, while also enhancing the stability and strength of its management base. The company will lead the rapidly growing and diversifying broadband market and provide new services employing highly reliable and sophisticated infrastructure, with the aim of contributing to a wide range of both corporate and individual activities. NTT East will strive to fulfill its mission as a leading company in the IP era and will contribute to its further development with the aim of fostering information sharing. At the same time, in order to realize the NTT Group’s Medium-Term Management Strategy, the company will devote itself to efficiently building optical access networks as an infrastructure for broadband services and to ensuring reliability in the field of telecommunications. Through these endeavors, NTT East will seek to make a real difference to the world.

In the management of business operations for the fiscal year ending March 31, 2006, based upon this fundamental concept, NTT East will make every effort to ascertain customer opinions and demands swiftly and accurately, and to improve services accordingly. In the face of today’s difficult operating environment, the company will also endeavor to further raise the efficiency of management. Moreover, NTT East will devote its full energy to the expansion of demand for broadband communications that match user needs, including providing safe and secure high value added services that are sure to lead the broadband market, such as the full-fledged development of optical IP services. NTT East will also strive to return the fruits of these measures to customers, the community, and—through the holding company—to shareholders, and will promote the ongoing development of stable operations in the future.

In line with this concept, for the fiscal year ending March 31, 2006, NTT East will give priority to the following categories in the conduct of its business management, and will do so flexibly so as to respond to changes in the operating environment.

1. Voice Transmission Services

(1) Subscriber Telephones

NTT East will respond to all demand for subscriber telephones, including the relocation of existing lines. The number of subscribers is projected to total approximately 22.58 million by the end of the fiscal year ending March 31, 2006.

Item	Planned Number (subscribers)
Additional Installations	(2.26) million
Relocations	4.94 million

(2) Social-Welfare Telephones

The advance of the welfare society has been accompanied by a greater social requirement for telecommunications services in the sphere of welfare. To respond to this need, NTT East will continue to promote the installation of welfare-related products, such as its “Silver Phones Series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound), and Fureai (Communication)).

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	400
Meiryo (Clearness)	100

(3) Public Telephones

While securing a minimum level of public means of communication, NTT East will review public telephones which are in low use today. The company will strive to improve social welfare facilities and public services by continuing to promote the installation of wheelchair-accessible public telephone boxes. All IC card public telephones will be replaced by magnetic card public telephones by the end of the fiscal year ending March 31, 2006.

Item	Planned Number (units)
Public Telephones	(23,000)

(4) INS-Net Digital Services

INS-Net digital services can be provided in all regions in which demand is forecasted. The numbers of INS-Net 64 lines and INS-Net 1500 lines are projected to total approximately 3,418,000 and 33,000, respectively, by the close of the fiscal year ending March 31, 2006.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(559,000)
INS-Net 1500 Subscriber Lines	(2,000)

2. Data Transmission Services

To respond to heightening demand for broadband services, NTT East will endeavor to enhance access services, expand service areas, and provide new services, focusing mainly on the full provision of optical IP phone services.

Item	Planned Number (circuits)
B FLET’S	1 million

3. Leased Circuit Services

In the field of leased circuit services, NTT East is planning to install the facilities needed to cater to the increasingly varied demand for circuits, including for high-speed digital transmission and voice and image transmission.

Item	Planned Number (circuits)
Conventional Leased Circuits	(38,000)
High-Speed Digital Transmission Circuits	(42,000)

4. Telegraph Services

NTT East will continue to conduct the maintenance of systems and other operations in order to further improve services and to promote increased operating efficiency in its telegraph services.

5. Improvements and Advances in Telecommunications Facilities

(1) Optical Access Network

The switchover to the use of optical fiber in the access network will be actively promoted in accordance with factors such as heightening demand for broadband services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	1.9

(Cover rate at the end of March 2006 will be 85%.)

(2) Telecommunications Network

In its telecommunications network, NTT East will not only meet demand for broadband services, but at the same time will further upgrade network services and improve network economy and efficiency.

(3) Disaster-Prevention Measures

NTT East will take all necessary measures in the sphere of disaster-prevention measures. These will include disaster-prevention measures for telecommunications equipment and facilities, measures to ensure emergency communications, and measures to strengthen the structure for crisis management and the restoration of systems if large-scale disasters occur, and to assist with the sharing of information after a natural disaster.

(4) Installation of Underground Transmission Cables

With regard to the burying of transmission cables, from the standpoint of improving the reliability of communications facilities, ensuring safe and pleasant passage spaces, and enhancing the appearance of urban areas, NTT East will work in cooperation with the national and local governments and with other companies.

(5) Facility Maintenance

The maintenance of facilities will be directed at ensuring stable and high-quality services, by, for example, replacing cables and other facilities on an on-going basis. Through this, NTT East will aim not only to maintain customer services, but also to ensure safe operations, harmonization with the social environment, and the stabilization of communications systems.

NTT East will seek to minimize costs by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of R&D Activities

To further stabilize and strengthen its management base, and to respond to the rapid expansion and diversification of the Internet market and public demand for the creation of an advanced information and telecommunications network society, NTT East will promote research and development in the spheres of network systems and access systems so as to upgrade telecommunications networks. In addition, to position itself to give customers the choice of a diverse range of reliable and convenient services through sophisticated telecommunications networks, NTT East will also conduct research and development in such areas as information-sharing applications and communications terminals of various types.

A summary of the business plans for the above principal services and capital investment plans are outlined in the attached tables.

Table 1

Principal Services Plan for Fiscal Year Ending March 31, 2006

Type of Service	Plan
Voice Transmission Services
Subscriber Telephones
Additional Installations	(226 million) subscribers
Relocations	494 million subscribers
Social-Welfare Telephones (Silver Phones)	500 units
Public Telephones	(23,000) units
INS-Net Digital Services
INS-Net 64 Subscriber Lines	(559,000) circuits
INS-Net 1500 Subscriber Lines	(2,000) circuits

Data Transmission Services
B FLET’S	1 million contracts

Leased Circuit Services
Conventional Leased Circuits	(38,000) circuits
High-Speed Digital Transmission Circuits	(42,000) circuits

Table 2

Capital Investment Plan for Fiscal Year Ending March 31, 2006

(billions of yen)

Item	Investment Required
1. Expansion and Improvement of Services	(Note) 378
(1) Voice Transmission	242
(2) Data Transmission	45
(3) Leased Circuits	90
(4) Telegraph	1
2. R&D Facilities	4
3. Joint Facilities, etc.	18
Total	400

Note:	This includes approximately 170 billion yen to be invested in the Optical Access Network.

Attachment 1

(Reference)

Revenues and Expenses Plan for Fiscal Year Ending March 31, 2006

(billions of yen)

Item	Amount
Revenues
Operating Revenues	2,012
Voice Transmission	1,223
Data Transmission	143
Leased Circuits	296
Telegraph	25
Others	325
Non-Operating Revenues	54
Total Revenues	2,066

Expenses
Operating Expenses	1,997
Operating Costs	1,495
Tax and Dues	75
Depreciation	427
Non-Operating Expenses	44
Total Expenses	2,041

Recurring Profit	25

Attachment 2

(Reference)

Plan of Sources and Applications of Funds

for Fiscal Year Ending March 31, 2006

(billions of yen)

Item	Amount
Sources:

Operational	2,744
Operating Revenues	2,690
Non-Operating Revenues	54

Financial	144
Long-Term Loans and Bonds	144
Other Financial Income	0
Estimated Consumption Tax Receipts	100
Brought Forward from Previous Fiscal Year	106

Total	3,094

Applications:

Operational	2,307
Operating Expenses	2,277
Non-Operating Expenses	30

Financial	564
Capital Investments for Property, Plant and Equipment	400
Other Financial Expenses	164
Account Settlement Expenses	34
Provisional Consumption Tax Payments	83
Carry Forward to Following Fiscal Year	106

Total	3,094

Reference

The earnings forecast for the fiscal year ending March 31, 2005 announced in autumn 2004 has been revised as follows.

Earnings Forecast for Fiscal Year Ending March 31, 2005

	(billions of yen)

Item	Operating Revenues	Operating Income	Recurring Profit	Net Income
Earnings Forecast	2,152	80	90	53

(Previous Earnings Forecast for Fiscal Year Ending March 31, 2005)

[announced November 10, 2004]

	(billions of yen)

Item	Operating Revenues	Operating Income	Recurring Profit	Net Income
Previous Earnings Forecast	2,128	75	85	46

March 1, 2005

Nippon Telegraph and Telephone East Corporation (NTT East)

Outline of NTT East’s Business Operation Plan

for Fiscal Year Ending March 31, 2006

1. Revenues and Expenses Plan for Fiscal Year Ending March 31, 2006

	(billions of yen)

Item	FY 3/06*	FY 3/05	Change
Total Revenues	2,066	2,206	(140)
(1) Voice Transmission (excl. IP services)	1,208	1,378	(170)
(2) IP-related	295	213	82
(3) Leased Circuits (excl. IP services)	158	201	(43)

Total Expenses	2,041	2,116	(75)
(1) Personnel Expenses	195	204	(9)
(2) Non-personnel Expenses	1,250	1,273	(23)
(3) Depreciation	427	464	(37)

Recurring Profit	25	90	(65)

*  Figures for the fiscal year ending March 31, 2006 include a 28 billion yen increase over the previous year in voice transmission revenue through end-to-end charging for calls from fixed telephones to mobile phones and a 28 billion yen increase in non-personnel expenses arising from access charges payable.

[Reference]
Operating Free Cash Flow	84	190	(106)

2. Principal Services Plan

Type of Service	FY 3/06		FY 3/05		Change
IP Services
Broadband Access
B FLET’S	1,000,000	contracts	450,000	contracts	550,000
FLET’S ADSL	200,000	contracts	600,000	contracts	(400,000)
IP Phones
Optical IP Phone Services	1,000,000	channels	0	channels	1,000,000
Subscriber Telephones and ISDN	(2,840,000)	subscribers	(850,000)	subscribers	(1,990,000)
(1) Subscriber Telephones	(2,260,000)	subscribers	(420,000)	subscribers	(1,840,000)
Leased Circuits Services
Conventional Leased Circuits	(38,000)	circuits	(29,000)	circuits	(9,000)
High-Speed Digital Transmission Circuits	(42,000)	circuits	(39,000)	circuits	(3,000)

*	Figures for ISDN subscriber lines are consisting of INS-Net 64 and INS-Net 1500. In terms of number of channels, transmission rate, and line use rate(base rate), INS-Net1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions (INS-Net 64 Lite Plan is included).

3. Capital Investment Plan

	(billions of yen)

Item	FY 3/06	FY 3/05*		Change
Expansion and Improvement of Services	378	370		8
(1) Voice Transmission	242	253		(11)
(2) Data Transmission	45	34		11
(3) Leased Circuits	90	81		9
(4) Telegraph	1	2		(1)
R&D Facilities	4	5		(1)
Joint Facilities, etc.	18	35		(17)
Total	400	410 (400	)**	(10 (±0	) )**

Optical Access Network	Approx. 170	Approx. 130 (Approx. 140	)**	Approx. 40 (Approx 30	)**

*	Figures based on the initial plan.
**	Figures based on the revised estimates.

4. Principal Work to Improve and Upgrade Telecommunications Facilities

Item	FY 3/06	FY 3/05	Change
Optical Subscriber Cables (million fiber km)	1.9	1.3	0.6
Optical Subscriber Cables Coverage at Fiscal Year-End	85%	83%	+2 percentage points

March 1, 2005

Submission for Approval of Business Operation Plan

for Fiscal Year Ending March 31, 2006

Nippon Telegraph and Telephone West Corporation (NTT West) today submitted its business operation plan for the fiscal year ending March 31, 2006 to the Minister for Internal Affairs and Communications for approval.

Information and communications are expected to play a key role in the process of forming a ubiquitous network society by enhancing the efficiency and vitality of socioeconomic activities and the convenience of national life. To that end, the public and private sectors are working closely together under the u-Japan Initiative to bring the network society to reality. At the same time, the information and telecommunications market has been undergoing drastic transformations affecting the structure of the market itself. These changes include the growing sophistication and diversification of user needs, the steady progress of globalization, and the explosive growth in demand for Internet communications. The regional communications market is feeling the impact of the progressive contraction in the conventional fixed-line telephone market as consumers switch from fixed to mobile communications, and from voice transmission to Internet and data communications, while IP telephony is expected to expand rapidly. Further, new competition is emerging, triggered by the launch by other companies of telephone services that do not rely on NTT’s network. The broadband market, the growing leader in telecommunications, continues to be the scene of intense competition for greater market penetration among ADSL and optical providers in both services and price.

In this intensely competitive environment, NTT West has identified the fiscal year ending March 31, 2006 as critical to its strategy to achieve a dramatic increase in users of its optical access and IP services. NTT West will actively engage in the enrichment of its broadband services, including provision of applications that take advantage of Fiber-optic IP Connection, and in the development of high-value-added solutions businesses such as security services, as the company endeavors to realize a resonant communications environment. As well as contributing to provide stable, high-quality universal services, NTT West has set up the following goals to fulfill the NTT Group’s Medium-Term Management Strategy:

-	Migrate seamlessly from its existing network to the optical and IP network.

-	Enhance optical access network that constitutes the backbone for its broadband services.

-	Contribute to the development of a fair telecommunications market.

-	Advance its research and development capabilities in applied fields.

-	Work towards ensuring the reliability and public availability of telecommunications services.

As a reflection of these fundamental principles, NTT West will strive in its business management during the fiscal year ending March 31, 2006, to offer high-value-added services that cater to diverse modes of use by creating new broadband services and technologies and improve its services by responding effectively and quickly to customer needs and demands. Further, in the face of the severe business environment, NTT West will make every effort to secure the continued flow of profits through such management innovation programs as greater improvements in business efficiency and trimming of costs, while still responding to any changes in the market. In other areas, NTT West will implement measures for maintaining smooth interconnection and open networks. It will seek to promote its research and development position in applied fields, improve disaster prevention measures, promote human resources development, and actively pursue new business opportunities in cooperation with NTT group companies. Through this line of action, NTT West will endeavor to achieve a stable course of future development. NTT West stands ready to share the benefits of these initiatives with its customers, local communities and the shareholders in the holding company.

The above outlines NTT West’s basic strategies for the fiscal year ending March 31, 2006. While special emphasis will be assigned to the matters summarized below, NTT West will respond with appropriate flexibility to any changes in the business environment.

1. Voice Transmission Services

(1) Subscriber Telephones:

NTT West stands ready to respond speedily to all demand for subscriber telephones, including the relocation of existing lines. The total number of subscribers is projected to reach approximately 23.29 million by the end of the fiscal year ending March 31, 2006.

Item	Planned Number (subscribers)
Additional Installations	(1.91 million)
Relocations	4.01 million

(2) Social-Welfare Telephones:

The progress of social welfare has generated demand for various telecommunications services. To respond to welfare-related needs, NTT West shall promote the installation of its “Silver Phones series” (Anshin (Relief), Meiryo (Clearness), Hibiki (Sound) Fureai (Communication)) and other welfare-oriented products.

Item	Planned Number (units)
Silver Phones
Anshin (Relief)	2,500
Meiryo (Clearness)	100

(3) Public Telephones:

While maintaining public telephones to ensure a minimum level of access to outdoor communications, NTT West will continue to review and to remove low-use public telephones. On the other hand, in its commitment to improved services and welfare, NTT West will promote the installation of public telephone boxes for wheelchair users.

Item	Planned Number (units)
Public Telephones	(23,000)

(4) INS-Net Digital Services:

INS-Net Digital Services are now available in all areas with potential demand. The total number of INS-Net 64 subscriber lines and INS-Net 1500 subscriber lines is projected to reach approximately 3,276,000 circuits and approximately 20,000 circuits, respectively, by the end of the fiscal year ending March 31, 2006.

Item	Planned Number (circuits)
INS-Net 64 Subscriber Lines	(524,000)
INS-Net 1500 Subscriber Lines	(1,000)

2. Data Transmission Services

NTT West will reinforce its Fiber-optic IP Connection Service and other access services as well as provide new services to respond to the expanding demand for broadband services.

Item	Planned Number (subscribers)
B FLET’S	800,000

3. Leased Circuit Services

Facilities for leased circuit services are scheduled to be installed to actively respond to demand, including high-speed digital transmission services and voice and image transmission services.

Item	Planned Number (circuits)
Conventional Leased Circuits	(49,000)
High-Speed Digital Transmission Circuits	(71,000)

4. Telegraph Services

NTT West shall promote such measures as the maintenance of telegraph operation systems to enhance services and raise efficiency.

5. Improvements and Advances in Telecommunications Equipment

(1) Optical Access Network:

NTT West shall actively promote the deployment of the Optical Access Network in coordination with expanding demand for broadband services.

Item	Planned Number (million fiber km)
Optical Subscriber Cables	1.5

(Coverage rate at the end of March 2006 will be 84%.)

(2) Telecommunications Network:

NTT West shall enhance network services as well as improve network economy and efficiency while meeting demand for broadband services.

(3) Disaster-Prevention Measures:

NTT West shall promote necessary disaster-prevention measures for telecommunications equipment. To this end, it shall establish emergency communication and crisis management measures, as well as procedures for restoring systems and distributing vital information in the event of a large-scale disaster.

(4) Installation of Underground Transmission Cables:

NTT West shall install underground transmission cables to aid transmission stability, secure safe and comfortable passage spaces and improve the appearance of urban areas in cooperation with the local and national governments or other companies.

(5) Facility Maintenance:

NTT West shall implement facility maintenance, including the replacement of cables, to maintain customer services, ensure safety and harmony with social environments and stabilize communications systems.

NTT West shall pursue cost reduction by making exhaustive use of existing equipment and facilities in improving and upgrading communications facilities.

6. Promotion of Research and Development Activities

The information and telecommunications market is at a significant crossroads. NTT West shall promote research and development in the spheres of network systems and access systems which create more sophisticated and reliable telecommunications networks. In addition, to meet diverse public demand for information and telecommunications, NTT West shall also promote research and development in such areas as information distribution applications and communications terminals of various types which expand the range of choices available to customers in their selection of reliable and convenient services through sophisticated telecommunications networks.

The summary of the business plans for the above principal services and the plant and equipment investment plans are outlined in the attached tables.

Table 1

Principal Services Plan

for Fiscal Year Ending March 31, 2006

Type of Service	Unit	Plan
Voice Transmission Services
Subscriber Telephones
Additional installations	million subscribers	(1.91)
Relocations	million subscribers	4.01

Social-Welfare Telephones (Silver Phones)	units	2,600

Public Telephones	units	(23,000)

INS-Net Digital Services
INS-Net 64 Subscriber Lines	circuits	(524,000)
INS-Net 1500 Subscriber Lines	circuits	(1,000)

Data Transmission Services
B FLET’S	circuits	800,000

Leased Circuit Services
Conventional Leased Circuits	circuits	(49,000)
High-Speed Digital Transmission Circuits	circuits	(71,000)

Table 2

Capital Investment Plan

for Fiscal Year Ending March 31, 2006

billions of yen

Item	Estimated expenses
1. Expansion and Improvement of Services	* 367
(1) Voice Transmission	237
(2) Data Transmission	44
(3) Leased Circuits	85
(4) Telegraph	1
2. R&D Facilities	3
3. Other Facilities	10
Total	380

Note: *	This includes approximately 160 billion yen to be invested in the Optical Access Network.

Attachment 1

Revenues and Expenses Plan

for Fiscal Year Ending March 31, 2006

Item	billions of yen
Revenues
Operating Revenues	1,966
Voice Transmission	1,221
Data Transmission	111
Leased Circuits	280
Telegraph	28
Others	326
Non-Operating Revenues	51
Total Revenues	2,017

Expenses
Operating Expenses	1,962
Operating Costs	1,481
Taxes and Dues	73
Depreciation	408
Non-Operating Expenses	40
Total Expenses	2,002

Recurring Profit	15

Attachment 2

Plan for Sources and Application of Funds

for Fiscal Year Ending March 31, 2006

Item	billions of yen
Sources:

Operational:	2,630
Operating Revenues	2,575
Non-Operating Revenues	55
Financial:	242
Long-Term Loans and Bonds	200
Others	42
Estimated Consumption Tax Receipts	101
Brought Forward from Previous Fiscal Year	107

Total	3,080

Applications:

Operational:	2,234
Operating Expenses	2,203
Non-Operating Expenses	31
Financial:	625
Capital Investment in Property, Plants and Equipment	380
Other Financial Expenses	245
Account Settlement Expenses	32
Provisional Consumption Tax Payments	82
Carry Forward to Following Year	107

Total	3,080

<Reference>

Note that we have revised our forecast of earnings for the fiscal year ending March 31, 2005 announced in autumn 2004 as follows.

[Revised Forecast]	(Billions of Yen)

	Operating revenue	Operating income	Recurring profit	Net profit
Year ending March 31, 2005	2,087	66	78	46

<Earlier Forecast (announced November 10, 2004)>	(Billions of Yen)

	Operating revenue	Operating income	Recurring profit	Net profit
Year ending March 31, 2005	2,049	65	74	44

March 1, 2005

Nippon Telegraph and Telephone West Corporation (NTT West)

Summary of the Business Operation Plan

for the Fiscal Year Ending March 31, 2006

1. Basic Concept of the Business Operation Plan for Fiscal Year Ending March 31, 2006

The information and telecommunications market has been undergoing drastic transformations that affect the structure of the market itself. The regional communications market is feeling the impact of the progressive contraction in the conventional fixed-line telephone market as consumers switch from fixed to mobile communications and from voice transmission to Internet and data communications, while IP telephony is expected to expand rapidly. Furthermore, new competition is arising, triggered by the launch of telephone services by companies that are not using NTT’s network. Meanwhile, the broadband market, the growing leader in telecommunications, has been the scene of intense competition for greater market penetration among ADSL and optical providers in both services and price.

In this intensely competitive environment, NTT West will continue to provide stable, high-quality universal services. The company has identified the fiscal year ending March 31, 2006 as critical to its strategy to achieve a dramatic increase of users of its optical access and IP services, and will actively engage in the enrichment of its broadband services, including provision of applications that take advantage of Fiber-optic IP Connection, as well as in the development of high-value-added solutions businesses such as security services, as the company endeavors to realize a resonant communications environment.

Through these services, NTT West will strive to ensure earnings while carrying out such management innovation programs as continued improvements to business efficiency and trimming of costs, with a view to maintaining a surplus for the fiscal year ending March 31, 2006.

<Specific Programs>

(1) Promotion of the fiber-optic broadband business

-	We will increase fiber-optic IP Telephony Service sales by reinforcing the product portfolio of the service currently provided for condominiums (Hikari Denwa) and accelerating the introduction of other services for detached homes and small and mid-sized enterprises.

-	We will generate demand for our fiber-optic lines by providing such attractive applications as Triple-Play Service and two-way video communications, through stronger alliances within the NTT Group and with content providers.

-	We will achieve full-scale expansion in the fiber-optic broadband market by strengthening the sales structure for broadband access lines and taking advantage of the efficiencies of optical fiber in our marketing.

(2) Capital expenditures that support aggressive marketing of broadband services

-	We will accelerate the construction of an innovative broadband optical IP network using GE-PON, IPv6 and other advanced technologies, and take aggressive measures to market our broadband services that include expansion of the service areas for fiber-optic IP Telephony and FLET’s Hikari Premium. At the same time, we will ensure the quality and reliability of our existing services and enhance the efficiency of our capital investments.

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2. Principal Services Plan

Type of Service	FY3/06		FY3/05
Subscriber Telephones + ISDN	(2,440,000)	subscribers	(840,000)	subscribers
Subscriber Telephones	(1,910,000)	subscribers	(470,000)	subscribers
INS-Net Digital Services	(530,000)	circuits	(370,000)	circuits (INS Net 1500 converted to INS Net 64)
INS-Net 64 Subscriber Lines	(524,000)	circuits	(362,000)	circuits
INS-Net 1500 Subscriber Lines	(1,000)	circuits	(0)	circuits

Leased Circuit Services
Conventional Leased Circuits	(49,000)	circuits	(28,000)	circuits
High-Speed Digital Transmission Circuits	(71,000)	circuits	(43,000)	circuits

IP-based Services
B FLET’S	800,000	subscriptions	400,000	subscriptions
FLET’S ADSL	400,000	subscriptions	600,000	subscriptions
Fiber-optic IP Telephony Service	600,000	channel	0	channel

*       In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions. (INS-Net 64 Lite Plan is included).

3. Improvements and Advances in Telecommunications Equipment

Item	FY3/06		FY3/05
Subscriber Optical Cable	1.5 million fiber km		1.7 million fiber km
Coverage rate at year-end	84%		81%

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4. Capital Investment Plan

	(billions of yen)

Item	FY3/06	FY3/05	YoY Change	Remarks
Expansion and Improvement of Services	367	372	(5)
* Voice Transmission	237	262	(25)
* Data Transmission	44	29	15
* Leased Circuits	85	79	6
* Telegraph	1	2	(1)

R&D Facilities	3	3	0

Other Facilities	10	15	(5)

Total	380	390	(10)

* Optical Access Network	Approx. 160	Approx. 150	Approx. 10

*	Listed again

5. Revenue and Expense Plan (Attached)

	(billions of yen)

Item	FY3/06	FY3/05	YoY Change	Remarks
Total Revenues	2,017	2,141	(124)
* Voice Transmission (excluding IP-based Services)	1,213	1,367	(154)
* IP-based Services	248	183	65
* Leased Circuits (excluding IP-based Services)	151	173	(22)

Total Expenses	2,002	2,063	(61)
* Personnel Expenses	182	196	(14)
* Non-personnel Expenses	1,244	1,268	(24)
* Depreciation Expenses	408	426	(18)

Recurring Profit	15	78	(63)

* Listed again

<Reference>

Operating free cash flow	73	136	(63)

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